UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square
London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENT

As previously reported on a Form 6-K filed on February 26, 2020, Aptorum Group Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into certain securities purchase agreement (the “Non-affiliated Purchase Agreement”) with three non-affiliated institutional investors (the “Non-affiliated Purchasers”) on February 25, 2020, pursuant to which the Company agreed to sell 810,810 class A ordinary shares, par value $1.00 per share (the “Class A Ordinary Shares”) and warrants (“Warrants”) to purchase 810,810 of the Class A Ordinary Shares (the “Offering”). On the same day, the Company also entered into a certain purchase agreement with Jurchen Investment Corporation (“Jurchen”), a corporation owned by Ian Huen, the Company’s 62.28% shareholder and CEO, pursuant to which the Company agreed to sell certain Class A Ordinary Shares and Warrants in the same Offering on the same terms as the offer to the Non-affiliated Purchasers. Additionally, the Company entered into a placement agency agreement dated February 25, 2020 with Alliance Global Partners (the “Placement Agent”), pursuant to which and among other compensation, the Company agreed to issue to the Placement Agent certain warrants on terms substantially the same as the Warrants sold in the Offering except for the difference in the exercise price of such warrants.

On August 27, 2020, the Company entered into certain warrant exchange agreements (the “Purchaser Exchange Agreements”) with two of the Non-affiliated Purchasers to purchase Class A Ordinary Shares of the Company (the “Purchaser Warrant Exchange”). Since one of the Non-affiliated Purchasers, the Affiliated Purchaser, and the Placement Agent will not participate in the Purchaser Warrant Exchange, the exercise prices of their respective warrants will be reduced to a nominal amount pursuant to the anti-dilution provisions in such warrants.

Pursuant to the Purchaser Exchange Agreements, the Company and the Non-affiliated Purchasers have agreed that in consideration for exchanging in full all of the Purchaser Exchange Warrants held by the Non-affiliated Purchasers, the Company will exchange for each one (1) Purchaser Exchange Warrant one (1) Class A Ordinary Share (“Purchaser Exchange Share”). To the extent a Non-affiliated Purchaser would otherwise beneficially own in excess of any beneficial ownership limitation applicable to such holder after giving effect to the Purchaser Warrant Exchange, the Company shall only issue such number of Class A Ordinary Shares to the Non-affiliated Purchaser that would not cause the Non-affiliated Purchaser to exceed the beneficial ownership limitation with the balance to be held in abeyance until written notice from the Non-affiliated Purchaser that the balance (or portion thereof) may be issued in compliance with the beneficial ownership limitation, which abeyance shall be evidenced through the Existing Warrant which shall be deemed prepaid thereafter, and exercised pursuant to a notice of exercise in the Warrants.

Jurchen agreed with the Company to a six-month lock-up as set forth in a lock-up agreement (the “Lock-Up Agreement”) with regard to the Class A Ordinary Shares underlying the Warrants it purchased in the Offering.

The Purchaser Warrant Exchange was conducted pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act.

The foregoing description of the Purchaser Exchange Agreement and the Lock-Up Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such documents, which are attached as Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Purchaser Warrant Exchange Agreement
10.2	Form of Lock-Up Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: August 27, 2020	By:	/s/ Sabrina Khan
Name: Sabrina Khan
Title: Chief Financial Officer

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